AMENDED BY-LAW OF BRINKER INTERNATIONAL, INC.

ARTICLE III

BOARD OF DIRECTORS

Section 2. Number, Qualification and Term of Office. The number of directors which shall constitute the whole Board of Directors shall not be less than one nor more than twelve. The number of directors which shall constitute the whole Board of Directors shall be determined by resolution of the Board of Directors. Directors need not be shareholders. The directors shall be elected at the annual meeting of the shareholders, except as provided in Sections 4 and 5 of this Article III.

(a) The term of any director elected at any annual meeting shall be a one (1) year term commencing on the first (1st) day of January following their election and expiring on thirty-first (31st) day of the following December, except that term of any director who is not re-elected (or, who has elected not to stand for re-election) at any subsequent annual meeting shall expire on the date of such annual meeting.

(b) With respect to any new director who is elected for the first time at any annual meeting of shareholders, each such newly-elected director shall hold office for an interim term commencing on the date of their election until the thirty-first (31st) day of the following December. Thereafter, each such director shall hold office for a term as set forth in subparagraph (a) above.

(c) With respect to any director who is elected at the annual meeting of shareholders in October 2014, each such director shall hold office for an interim term commencing on the date of their election until December 31, 2014. Thereafter, each such director shall hold office for a term as set forth in subparagraph (a) above.

(d) Each director shall hold office for their term as set forth above and his successor is elected and qualified, or until his death or retirement or until he shall earlier resign or shall earlier be removed in the manner hereinafter provided.

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Section 5. Vacancies. In the event of open directorships resulting from resignation or removal of directors and/or any increase in the authorized number of directors, then person(s) to fill such open directorships may be chosen by a majority of the directors then in office though less than a quorum, or by a sole remaining director, and the person(s) so chosen shall hold office as director(s) until the thirty-first (31st) day of the following December, except that term of any such director who is not re-elected (or, who has elected not to stand for re-election) at the next annual meeting shall expire on the date of such annual meeting. Any director so chosen shall hold for a term as set forth in the preceding sentence and until their successors are elected and qualified, unless sooner displaced. If there are no directors in office, then an election of directors may be held in the manner provided by statute.